Eaton Vance Corp.

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

February 29, 2012

Via EDGAR (Correspondence)

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E. Mail Stop 7010

Washington, DC  20549-7010

Re:

Eaton Vance Corp. (together with its affiliates, the “Company”)

Form 10-K for the Year Ended October 31, 2011

File No. 1-8100

Dear Mr. Hartz:

We are pleased to present the Company’s responses to the Staff’s comments received in your letter of February 15, 2012 regarding the above-referenced periodic report. Our responses are set forth below following your comments.

Risk Factors, page 16

General

1.

Please disclose the percentage of assets under management that consist of money market funds. If applicable, tell us about your consideration of support you may or may not provide to seek to preserve a stable net asset value in these funds. Discuss the risks and implications related to your potential support and the implications in the event that market conditions could lead to severe liquidity or security pricing issues that could impact your net asset values in these funds. Also discuss the potential impact of any new rules related to the administration of money market funds.

Response:

As of October 31, 2011, the Company had one money market fund, Eaton Vance U.S. Government Money Market Fund, with $288.6 million in assets under management. This fund represented less than 0.2 percent of our total $188.2 billion in assets under management on that date. While we are sensitive to the fact that there are risks and implications associated with any potential support given to this fund, the Company does not believe that additional disclosure is warranted at this time given the immateriality of this fund to our overall business, the nature of the securities in which the fund invests and the fact that the fund is not offered on a retail basis to new investors. The fund, which invests substantially all (and in no event less than 80 percent) of its net assets in high quality, short-term money market

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instruments that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities and repurchase agreements with respect to such instruments, is maintained solely to service existing investors in the Eaton Vance family of funds who wish to exchange out of a long-term fund and into the same share class of a cash management vehicle. Given the purpose and design of the fund, we do not anticipate providing any material level of support to this fund in the future. If money market funds become material to our business in the future, however, we will supplement our risk disclosures in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

2.

We note your presentation of the non-GAAP measures “Adjusted net income attributable to Eaton Vance Corp. shareholders and adjusted earnings per diluted share.” In future filings, please provide a comprehensive reconciliation of the amount you label as “Non-controlling interest value adjustment.” Explain how such amount is derived and demonstrate the consistent application of such amount. Please note that if an adjustment item is described as non-recurring, infrequent or unusual, the adjustments related thereto should comply with the guidance in Item 10(e) of Regulation S-K.

Response:

The Company provided the detail behind the “non-controlling interest value adjustment” on page 40 in Management’s Discussion and Analysis of Financial Condition and Results of Operations, in the subsection entitled Net Income Attributable to Non-controlling and Other Beneficial Interests. The disclosure reads as follows:

“…In fiscal 2011, the adjustments in the estimated redemption value of non-controlling interests in Parametric Portfolio Associates, Parametric Risk Advisors and Atlanta Capital Management were $20.0 million, $1.9 million and $8.3 million, respectively. In fiscal 2010, the adjustments for Parametric Portfolio Associates, Parametric Risk Advisors, Atlanta Capital Management and Fox Asset Management were $1.2 million, $9.5 million, $7.5 million and $0.2 million, respectively….”

In future filings, the Company will provide summary totals by fiscal period of these non-controlling interest value adjustments in the discussion of net income attributable to non-controlling and other beneficial interests and will appropriately footnote the table provided on page 31 in the Company’s discussion of its results of operations to reference that discussion. The Company will also enhance the discussion on page 40 to note that these non-controlling interest value adjustments are made for each majority-owned subsidiary annually in the fiscal quarter in which the put rights are exercisable based on the operating results for that subsidiary for the previous twelve-month period. The Company describes its accounting policies regarding non-controlling interest and, specifically, the treatment of non-controlling interests redeemable at other than fair value, in its summary of significant accounting policies in footnote 1, page 72.

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We duly note the Staff’s comment that any adjustments described as non-recurring, infrequent or unusual should comply with the guidance in Item 10(e) of Regulation S-K.

Financial Statements

Summary of Significant Accounting Policies, page 63

Basis of Presentation, page 63

3.

We note that during the first quarter of fiscal 2011, you changed your Consolidated Balance Sheet presentation from “classified” (distinguishing between short-term and long-term accounts) to “unclassified” (no such distinction). You state that this change was precipitated by factors including (i) the presentation complexities inherent in the consolidation of variable interest entities (“VIEs”); and (ii) a desire to conform the Company’s Consolidated Balance Sheet presentation to that of other companies within your peer group. We note that a majority of your peers, and in particular the larger entities, present classified balance sheets. Please help us better understand this disclosure, and how you determined that this presentation, for a service entity, is preferable.

In addition, tell us what consideration you made to presenting a classified balance sheet, and including a third category for your consolidated VIE. Finally, please tell us how your investment in the VIE would be reflected were you to classify the related assets and liabilities.

Response:

While we agree with the Staff’s characterization of the Company as a service entity, we would respectfully note that recent changes in the consolidation guidance put forth by the FASB have significantly changed the complexion of our financial statements. With the consolidation of a collateralized loan obligation (“CLO”) entity and sponsored investment products seeded for product development purposes (consolidation of which is often temporary in nature), we note that our balance sheet looks more like that of an investment company than a service entity.  We believe that the consolidation of the assets and liabilities of these products and the magnitude of those assets and liabilities in relation to the assets and liabilities we attribute to our core operations has substantially diminished the relevance of a classified balance sheet presentation (e.g., 26 percent of our total assets and 38 percent of our total liabilities as of October 31, 2011 can be attributed to the consolidation of a single CLO entity). We would note that neither the CLO entity nor any of the other sponsored investment products that we consolidate would present classified balance sheets on a stand-alone basis.

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In the analysis that led to our decision to declassify our balance sheet, we gave a great deal of consideration as to how we would treat the assets and liabilities of our consolidated CLO entity in a classified presentation. We came to the following conclusions regarding the treatment of the most significant assets and liabilities:

1.

Cash held by the entity would be classified as current.

2.

Bank loans and other investments would be treated as available-for-sale and therefore classified as current during the reinvestment period; thereafter, they would be classified as current or long-term based on scheduled maturity dates;

3.

Notes issued by the entity would be treated as long-term prior to entering the call period; within the call period, the debt would be treated as current.

We believe that the classification of some portion of the assets and liabilities of the consolidated CLO entity as current, despite segregating these assets and liabilities from those we attribute to the core operations of the Company, would be misleading to investors. As we note in footnote 8, page 86, the Company has no right to the benefits from, nor does the Company bear the risks associated with, the assets held by the CLO entity beyond the Company’s minimal direct investment and beneficial interest therein and management fees generated from the entity. The note holders of the CLO entity have no recourse to the Company’s general assets and there are neither explicit arrangements nor implicit interests that would require the Company to provide any ongoing financial support to the entity. As a result, we believe that conforming these assets and liabilities to a classified balance sheet presentation would create the illusion that some portion of these assets and liabilities were, by definition, operating assets and liabilities of the consolidating parent. A declassified balance sheet presentation allows us to isolate the total assets and the total liabilities of the consolidated CLO entity, reinforcing through presentation that these assets and liabilities are separate and distinct from those of the consolidating parent.

In arriving at our decision to change our balance sheet presentation, we gave significant consideration to the importance of our existing classified balance sheet presentation to readers of our financial statements. In our analysis, we concluded that a classified balance sheet presentation was of little importance to either our lenders or analysts who follow the Company. Our conclusion was supported by the fact that our debt covenants do not require any periodic working capital ratios for ongoing compliance and analyst reports give no indication that working capital or other ratios that could be derived from a classified balance sheet are a metric by which the Company is measured.

We also respectfully note that five out of the ten publicly traded asset managers that we define as our peer group for purposes of setting executive compensation, excluding two asset management subsidiaries of larger financial service firms for whom audited financial statements are not publicly available, present unclassified balance sheets (please see Item 11 for a list of the companies we define as our peer group). Many of these entities appear to be dealing with the same presentation issues that we are concerning the presentation of the assets and liabilities of consolidated structured entities, such as CLOs, where the assets cannot be used by the consolidating parent and the note holders have no recourse to the general credit or assets of the consolidating parent. As a result, we believe that our

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unclassified presentation is both comparable to that of our publicly-traded peers and helpful to readers of our financial statements.

We concluded in our analysis that the declassification of our balance sheet represented a change in presentation that did not represent a change in accounting principle or practice that necessitated the filing of a preferability letter in compliance with the guidance established in Item 601(b)(18) of Regulation S-X . As a result, we did not seek a preferability letter from our independent accountants and do not believe that one was warranted.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 672-8250 should you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Robert J. Whelan
Robert J. Whelan
Vice President, Treasurer and Chief
Financial Officer

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